Klox Technologies Inc.

275 Boulevard Armand Frappier

Laval, Québec H7V 4A7

Canada

March 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Scot Foley
Daniel Greenspan

Re:	Klox Technologies, Inc.
Withdrawal of Registration Statement on Form F-1 (File No. 333-202026)

Dear Ms. Hayes:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Klox Technologies Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-202026), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 11, 2015.

Due to market conditions, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement, which has not been declared effective.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Klox Technologies Inc., 275 Boulevard Armand Frappier, Laval, Québec H7V 4A7, Canada, with a copy to the Registrant’s counsel, Cooley LLP, Attn: Marc Recht, 500 Boylston Street, Boston, MA 02116, facsimile number (617) 937-2400.

If you should have any questions regarding this application, please contact Marc Recht of Cooley LLP at (617) 937-2316.

Sincerely, KLOX TECHNOLOGIES INC.

/s/ Mariano Rodriguez
Mariano Rodriguez Chief Financial Officer and Senior Vice President of Corporate Development